UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-32659

  Cold Spring Capital Inc.

(Exact name of registrant as specified in its charter)

51 Locust Avenue, Suite 302, New Canaan, Connecticut 06840
(201)972-0888

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units, each consisting of one share of Common Stock and two Warrants
Common Stock, par value $0.001 per share
Warrants, exercisable for one share of Common Stock at an exercise price of $5.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units: zero (0)
Common: zero (0)
Warrants: zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Cold Spring Capital Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 21, 2007	By:	/s/ Joseph S. Weingarten
	Name:	Joseph S. Weingarten
	Title:	President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN
THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
CURRENTLY VALID OMB CONTROL NUMBER.